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                                January 25, 2021

       Greg Bell
       Chief Executive Officer
       B2Digital, Inc.
       4522 West Village Drive
       Suite 215
       Tampa, FL 33624

                                                        Re: B2Digital, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251846

       Dear Mr. Bell:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 31, 2020

       Cover Page

   1. We note you disclose that the selling security holders may offer the shares "at prevailing market prices or at
privately negotiated prices." Please revise your disclosure throughout the prospectus to
clarify that the selling security holders will sell at a fixed price or within a bona fide price range
until your shares are listed or quoted on an established public trading market and
thereafter at prevailing market prices or privately negotiated prices.
                                                        Please disclose the
fixed price or bona fide price range in the prospectus.
 Greg Bell
FirstName  LastNameGreg Bell
B2Digital, Inc.
Comapany
January 25,NameB2Digital,
            2021          Inc.
January
Page 2 25, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
20

2. Please expand your disclosures in this section to address your financial condition, changes in financial condition, and results of operations for the two-year period covered by your audited financial statements. In this regard, we note that your MD&A should discuss your financial condition and results of operations for the years ended March 31, 2020 and
         March 31, 2019, whereas you have included a discussion only covering your interim financials for the three and six months ended September 30, 2020 and September 30,
         2019. Refer to Instruction 1 to Item 303(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at
(202) 551-
8071 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Brian Higley